February 26, 2010

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re:	Hot Topic, Inc.

Form 10-K for the fiscal year ended January 31, 2009

Filed March 24, 2009

File No. 000-28784

Dear Mr. Reynolds:

We are writing in response to comments received from the staff of the Commission (the “Staff”) by letters dated January 13, 2010 and February 17, 2010 (the “Comment Letters”) with respect to the Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (the “2009 Form 10-K”) of Hot Topic, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2009. The numbering of the paragraphs below corresponds to the numbering in the most recent Comment Letter, the text of which we have incorporated into this response letter for convenience.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosures in the 2009 Form 10-K, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Form 10-K and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Bonus

1.	We reissue comment 3 from our January 13, 2010 letter. We note that the bonus paid to your CEO, COO and CFO and the performance share awards are based upon the net income for Hot Topic Inc. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Regarding the performance share awards, we note your representation in your March 14, 2008 letter that you would disclose such targets “after the line item(s) corresponding to such targets that have been reported in the Company’s historical financial statements.” We note your response letter indicates that since the performance goals were not met, they were not material. The fact that the performance goals were not met is not determinative of the lack of materiality of the targets.

United States Securities and Exchange Commission

February 26, 2010

Page Two

The Company acknowledges the Staff’s comment and is providing the requested disclosure of specific performance targets in an amendment to the 2009 Form 10-K that it is filing with the Commission concurrently with this response letter.

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The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (626) 839-4682.

Sincerely,

Hot Topic, Inc.

/s/ James McGinty
James McGinty

Chief Financial Officer

Enclosures

cc:	Pamela Howell, Securities and Exchange Commission

Ethan Horowitz, Securities and Exchange Commission

Elizabeth McLaughlin, Hot Topic, Inc.

Jonathan Block, Hot Topic, Inc.

Jason Kent, Cooley Godward Kronish LLP